UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 7)

                            ICONIX BRAND GROUP, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                  451055 10 7
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                                 (CUSIP Number)

                                Ethan Seer, Esq.
                                 Blank Rome LLP
                              405 Lexington Avenue
                            New York, New York 10174
                                 (212) 885-5393
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          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                December 13, 2006
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

                                  SCHEDULE 13D
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CUSIP NO. 451055 10 7                                          Page 2 of 4 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            NEIL COLE
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

            N/A
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) or 2(e)                                                           |X|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES
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  NUMBER OF SHARES      7     SOLE VOTING POWER
 BENEFICIALLY OWNED
  BY EACH REPORTING                 3,521,075 (includes 3,485,875 shares
     PERSON WITH                    issuable upon exercise of options)
                        --------------------------------------------------------
                        8     SHARED VOTING POWER

                                    0
                        --------------------------------------------------------
                        9     SOLE DISPOSITIVE POWER

                                    3,521,075 (includes 3,485,875 shares
                                    issuable upon exercise of options)
                        --------------------------------------------------------
                        10    SHARED DISPOSITIVE POWER

                                    0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,521,075 (includes 3,485,875 shares issuable upon exercise of options)
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            5.9%
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14    TYPE OF REPORTING PERSON*

            IN
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                               Page 2 of 4 Pages

      This Amendment No. 7 amends and supplements the Schedule 13D, as previously amended, heretofore filed by Neil Cole (the "Reporting Person") with the Securities and Exchange Commission with respect to the shares of common stock of Iconix Brand Group, Inc. as follows:

Item 5. Interest in Securities of the Issuer.

      (a) - (b)

      Beneficial ownership is calculated based upon 56,299,488 shares of Iconix Common Stock outstanding on December 15, 2006.

      As of the date of this Amendment No. 7 the Reporting Person beneficially owned 3,521,075 shares of Iconix Common Stock, representing 5.9% (calculated in accordance with the instructions to Schedule 13D) of the issued and outstanding shares of Iconix Common Stock. Said securities consist of (i) 15,200 shares owned directly by the Reporting Person; (ii) 20,000 shares beneficially owned by the Reporting Person which the Reporting Person placed in a custodial account for the benefit of his minor children; and (iii) 3,485,875 shares of Iconix Common Stock issuable upon exercise of options that are exercisable within 60 days from the date hereof. The beneficial ownership of Iconix Common Stock by the Reporting Person does not include: (i) any Escrow Shares, (ii) any shares held in the Company's 401(K) Savings Plan for the account of the Reporting Person (over which the Reporting Person has neither the right to vote nor the right to dispose) or (iii)any shares of Iconix Common Stock owned by Sweet Sportswear, Inc. which has previously granted an irrevocable proxy with respect to certain shares of Iconix Common Stock owned by it in favor of the Reporting Person and/or such other members of the Company's Board designated from time to time by a majority of the Company's Board, to vote at any meeting of the Company's stockholders or provide consent in lieu of a meeting, as the case may be, but only in favor of a matter approved by the Board or otherwise at the direction of the Board.

      (c) As previously reported by the Company, on December 13, 2006, the Company and certain selling stockholders, including the Reporting Person, sold shares of Iconix Common Stock in an underwritten public offering at a price of $18.75 per share less underwriting discounts and commissions. As previously reported by the Reporting Person in his Form 4 filed with the SEC on December 15, 2006 the Reporting Person sold 800,000 shares of Iconix Common Stock on December 13, 3006 in this offering (of which 400,000 represented shares underlying stock options exercised by the Reporting Person) .


                               Page 3 of 4 Pages

                                    SIGNATURE

      After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 19, 2006


                                        /s/ Neil Cole
                                        -----------------------------------
                                        NEIL COLE


                               Page 4 of 4 Pages